Hey Auntie Mansa,
I hope that you are doing well! I'm back home in Columbus for the week with family and I wanted to reach out about Hanahana Beauty because we recently launched the private round of our community fund through Wefunder!

As you know, I've been working on Hanahana Beauty since 2017 and have been extremely passionate about the growth and sustainable impact that we are making in Tamale Ghana with shea butter producers. I believe in this business wholeheartedly, and I'm reaching out to you because my dad shared your information and thought you may be interested in supporting it.

We launched our private round of our Community Fundraise on Wefunder last week and have raised $21,300 so far. I believe this could be a perfect opportunity for you to be an investor in Hanahana Beauty.
We have secured $490k in funding from angel investors + VC and are now seeking an additional $650k to accelerate business growth. In the first half of 2023, our organic marketing efforts delivered an impressive ~12x return on investment through email, SMS, and PR channels.

Our future focus includes expanding our product line, boosting retail sales, extending our presence in Ulta locations, and entering the UK market via Space NK in 2024. To drive these strategic goals and ensure successful scaling and profitability, we are raising $650,000 in funding, allocated as follows: 35% for marketing, 32% for team expansion, 25% for operations, and 8% for research and development.

Would love to set up a time this week to speak with you more about Hanahana Beauty and share our deck with you. Also if you would like to give me a call my number is 6146190003.

Thanks,
Abena

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